

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Jane Hunter
Chief Executive Officer
Tritium DCFC Ltd
48 Miller Street
Murarrie, QLD 4172
Australia

   Re: Tritium DCFC Ltd
     Amendment No. 2 to Registration Statement on Form F-4
     Filed November 29, 2021
     File No. 333-259793

Dear Ms. Hunter:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed November 29, 2021

Unaudited Pro Forma Condensed Combined Financial Information
3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 180

1. We have read your response to prior comment eight. In regard to pro forma adjustment 3(1)(c), you indicate that some transaction costs were historically expensed as transaction and offering related fees within the statement of operations of DCRN as of June 30, 2021. Given DCRN's historical results, please revise your disclosure to clarify whether the $3,352,000 of expenses were actually recorded in selling, general and administrative expense rather than transaction and offering related fees in the statement of operations of DCRN as of June 30, 2021 or revise the pro forma statement of operations to

record these expenses.

MD&A - Critical Accounting Policies and Estimates
Share-Based Compensation, page 248

2.   You disclose that the fair value of underlying ordinary shares were based on independent external valuations. Please clarify how management used the independent external valuations to determine the fair value of the underlying ordinary shares. To the extent you relied on a third-party valuation firm, please tell us your consideration of including the name of the advisor and providing a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or revise your references to a valuation specialist.

Exhibits

3.   Please refer to Exhibit 8.2. A tax opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section is the opinion of the named counsel or accountant. Currently, the accountant is not named in the filing and the opinion indicates only that the disclosure is a fair summary of the tax consequences, not that it represents their opinion. Please revise and file a revised opinion.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christopher Lueking